CC

Commongrounds Cooperative Officer's Certificate

The undersigned, being a duly elected, qualified and acting officer of Commongrounds Cooperative, a Michigan nonprofit corporation organized under the Consumer Cooperative Act, MCL 450.3100 (the "*Company*"), hereby certifies to Localstake Marketplace LLC (the "*Placement Agent*") on behalf of the Company and not individually, as follows, and intends that the Placement Agent rely on such certifications in connection with the Company's offering of the C 1 Investment Certificates of the Company (the "*Offering*") on the Localstake Marketplace Platform pursuant to the certain Offering Materials of the Company created in coordination with the Placement Agent (the "*Offering Materials*").

1. The Offering Materials contain all material information which is required to be contained therein and neither the Offering Materials nor any other document circulated, provided or made available to any Investor contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

2. The Company's executive officers have read and approved the form and contents of the Offering Materials and other documents posted on the Localstake Marketplace Platform related to the Offering and the terms of the Offering described therein.

3. There is no action, proceeding, or investigation before or by any court, governmental agency, or other body or official pending or threatened against the Company or any of its properties other than what is disclosed under the Risks of Investment section of the Offering Materials that, if adversely determined, could reasonably be expected to have a material adverse effect on the Company's property, financial condition or operations.

4. The Company is not subject to any order, writ, judgment, injunction, or decree that names the Company or is specifically directed to the Company or any of its property other than what is disclosed under the Risks of Investment section of the Offering Materials.

5. No forward looking statement contained in the Offering Materials or any other document posted on the Localstake Marketplace Platform related to the Offering has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

6. The representations and warranties of the Company contained in the Business Registration Agreement entered into by and between the Company and the Placement Agent with respect to the Offering (the "*Business Registration Agreement*") are true and correct in all respects as of the date hereof.

7. The Company understands that any legal counsel involved on behalf of the Placement Agent has solely reviewed the Company's Offering Materials on behalf of the Placement Agent for the Offering and not on the Company's behalf.

8. The Company has performed and complied with all of its agreements and obligations to be performed under the Business Registration Agreement on or prior to the date hereof.

9. The Company confirms that it is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

10. The Company confirms that it is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

11. The Company confirms that it is not an investment company registered or required to be registered under the Investment Company Act of 1940.

12. The Company is not a development stage company that (a) has no specific business plan or (b) has

indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

13. The Company confirms that it is not conducting an offering or concurrent offerings in reliance on Section 4(a)(6) of the Securities Act of 1933 using any other intermediary.

14. The Company confirms that, if it has previously sold securities in reliance on Section 4(a)(6) of the Securities Act, (i) the aggregate amount of securities sold in reliance on Section 4(a)(6) of the Securities Act to all investors in the 12 month period preceding this Offering, including the proposed amount to be sold in this Offering, shall not exceed $1,070,000; and (ii) the Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required under Section 4(a)(6) of the Securities Act during the two years immediately preceding the filing of the Offering Materials for this Offering.

15. The Company confirms that it has engaged the services of a transfer agent that is registered under Section 17A of the Exchange Act (15 U.S.C. 78q 1(c)), or has established other means to keep accurate records of the Investors in the C 1 Investment Certificates being offered.

16. The Company certifies that the financial statements included in this Offering are true and complete in all material respects and are prepared in accordance with GAAP accounting standards. The Company understands the ongoing reporting requirements that must be met as a result of offering securities under Section 4(a)(6) of the Securities Act, including that the Company will be required to provide future financial statements in accordance with GAAP.

17. The Company confirms that neither it nor any persons affiliated with the Company are subject to any disqualification contained in Rule 503(a) as promulgated under the Securities Act of 1933, 17 CFR 227.503(a), as provided below:

No exemption under this Section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) shall be available for a sale of securities if the issuer; any predecessor of the issuer; any affiliated issuer; any director, officer, general partner or managing member of the issuer; any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; or any general partner, director, officer or managing member of any such solicitor:

(1) Has been convicted, within 10 years before the filing of the offering statement (or five years, in the case of issuers, their predecessors and affiliated issuers), of any felony or misdemeanor:

(i) In connection with the purchase or sale of any security;

(ii) Involving the making of any false filing with the Commission; or

(iii) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities;

(2) Is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act (15 U.S.C. 77d 1(b)) that, at the time of such filing, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) In connection with the purchase or sale of any security;

(ii) Involving the making of any false filing with the Commission; or

(iii) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities;

(3) Is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) At the time of the filing of the information required by Section 4A(b) of the Securities Act (15 U.S.C. 77d 1(b)), bars the person from:

(A) Association with an entity regulated by such commission, authority, agency or officer;

(B) Engaging in the business of securities, insurance or banking; or

(C) Engaging in savings association or credit union activities; or

(4) Is subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act (15 U.S.C. 78o(b) or 78o 4(c)) or Section 203(e) or (f) of the Investment Advisers Act of 1940 (15 U.S.C. 80b 3(e) or (f)) that, at the time of the filing of the information required by Section 4A(b) of the Securities Act (15 U.S.C. 77d 1(b)):

(i) Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) Places limitations on the activities, functions or operations of such person; or

(iii) Bars such person from being associated with any entity or from participating in the offering of any penny stock;

(5) Is subject to any order of the Commission entered within five years before the filing of the information required by Section 4A(b) of the Securities Act (15 U.S.C. 77d 1(b)) that, at the time of such filing, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) Any scienter based anti fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act (15 U.S.C. 77q(a)(1)), Section 10(b) of the Exchange Act (15 U.S.C. 78j(b)) and 17 CFR 240.10b 5, Section 15(c)(1) of the Exchange Act (15 U.S.C. 78o(c)(1)) and Section 206(1) of the Investment Advisers Act of 1940 (15 U.S.C. 80b 6(1)) or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act (15 U.S.C. 77e);

(6) Is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(7) Has filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or Regulation A (17 CFR 230.251 through 230.263) offering statement filed with the Commission that, within five years before the filing of the information required by Section 4A(b) of the Securities Act (15 U.S.C. 77d 1(b)), was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

(8) Is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act (15 U.S.C. 77d 1(b)), or is, at the time of such filing, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged

by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

(Signature page follows)

IN WITNESS WHEREOF, this Officer's Certificate has been executed by the undersigned on behalf of the Company.

Effective Date: 02 21 2019

COMPANY

Company: Commongrounds Cooperative

By: *Kate Redman*

Printed: Kate Redman

Title: Project Director